Exhibit 99.1

Company Contact: Randy Keys, President and CFO (713) 935-0122 rkeys@evolutionpetroleum.com

Evolution Petroleum Announces Delhi Field Has Reached Payout and Reports Results for Quarter Ended September 30, 2014

Houston, TX, November 6, 2014 - Evolution Petroleum Corporation (NYSE MKT: EPM) today announced that the Delhi Field has reached payout status and further reported operating results for its first quarter of fiscal 2015 ended September 30, 2014, with comparisons to the previous quarter ended June 30, 2014, and the year-ago quarter ended September 30, 2013.
Delhi Field Payout
Denbury Resources, Inc. (“Denbury”), operator of the Delhi Field in northeast Louisiana, has informed the Company of its preliminary determination that Payout occurred during the month of October 2014 and that the Company will earn its reversionary working interest of 23.9% and associated revenue interest of 19.1% in the Delhi Field effective November 1, 2014. When combined with our existing 7.4% royalty and overriding royalty interests, our total net revenue interest will increase to 26.5%. We will also be responsible for paying 23.9% of the operating costs and capital expenditures going forward.
Results for the Quarter Ended September 30, 2014

•	Earnings of $1.0 million, or $0.03 per diluted common share, a 26% decrease from the year-ago quarter and a 33% decline from the previous quarter

•	Total revenues of $4.0 million, a 14% decrease from the year-ago quarter and a 7% decline from the previous quarter

•	Delhi production of 425 net barrels of oil per day (“BOPD”) (5,739 BOPD gross), down slightly from both the year-ago and previous quarters

•	Dividends of $3.3 million paid to common shareholders

Results for the current quarter were adversely impacted by lower production volumes and lower oil prices in the Delhi Field, as compared to the year-ago and previous quarters. As previously disclosed, the operator has deferred capital spending in the field since early 2013 pending reversion of our working interest, and has also elected to operate the field at a slightly lower reservoir pressure, which lowers the rate of oil production without reducing miscibility or lowering ultimate reserves. With the reversion of our working interest, we and the operator have plans underway to resume expansion of the CO2 flood to the eastern half of the field and begin construction of a recycle gas processing plant in the field to recover methane and natural gas liquids while making the flood more efficient. We believe that these actions bode well for future increases in production rates from the field.
Robert Herlin, Chairman and CEO, said: “We are very pleased that the long-awaited and very impactful reversion of our interests in Delhi has occurred, as reported to us by the operator. The reversion is an important value creation milestone for the Company and our shareholders. With the divestiture of our non-core oil and gas properties and restructuring of our overhead, we are now wholly focused on the further development of the Delhi Field and the marketing of our GARP® technology.
“Our strong balance sheet has no debt and, combined with the dramatically increased revenue and cash flow associated with the Delhi reversionary interests, positions the Company to comfortably weather a lower oil price environment. Looking to the future, we remain very optimistic about the prospects for the Company and expect our shareholders to further benefit from our growth and expected increases in common stock dividends based on projected cash flow.”
Delhi Field
Delhi volumes declined 3% from the previous quarter to 425 net BOPD per day (5,739 BOPD gross). Realized prices also declined from $103.74 to $98.96 per barrel. Production continues to be impacted by the temporary suspension since early 2013 of capital expenditures necessary to expand the project into the eastern half of the field and add recycle gas processing to recover natural gas liquids and methane. It has been further impacted by the previously disclosed reduction in the rate of CO2 injection in order to lower reservoir operating pressure. This change in operations was intended to substantially reduce the risk of well bore leaks while maintaining miscibility of the CO2 in the reservoir. As a result, production is projected to return to growth on or about the end of 2015 and continue to grow for many years while utilizing less purchased CO2 and recovering the same approximate amount of ultimate aggregate proved and probable oil reserves.
With the working interest reversion, we expect to approve projects to both expand the project to the eastern portion of the field and install a recycle gas processing facility that will extract methane and high value natural gas liquids. We are confident these projects will increase production and enhance the value of our interests in the field.
Gas Assisted Rod Pump (GARP®)
During the quarter, we began installation of the first of two additional installations of our patented artificial lift technology (GARP®) under the previously announced contract with a large independent operator.

The second of the two installations was in progress at the end of the quarter. We have seen a positive response from the first two productive GARP® wells under this agreement completed during the previous quarter, although high operating costs and a low net back from gas processing under the customer’s pre-existing gas sales contract in the first few months have limited the revenues from our net profits interest.
Artificial lift financial results were adversely affected by major workover operations on two of our three Company-operated wells, which temporarily suspended production during portions of the quarter and substantially reduced GARP® revenues.
Other Properties
Subsequent to the end of the quarter, we closed on the sale of all of our remaining interests in the Mississippian Lime project in Oklahoma for cash proceeds of approximately $400,000, subject to customary closing adjustments. This transaction completes the process of divesting all of our non-core oil and gas properties, which we commenced in 2013.
General and Administrative Expenses
General administrative expenses were $1.5 million for the quarter, 22% lower than the year-ago quarter and relatively flat compared to the previous quarter. The decline reflects the reduced costs from the organizational restructuring undertaken in December 2013, partially offset by incremental staff for a portion of the quarter.
Conference Call
As previously announced, Evolution Petroleum will host a conference call on Thursday, November 6, 2014 at 11:00 a.m. Eastern (10:00 a.m. Central) to discuss results. To access the call, please dial 1-877-300-8521 (U.S.), 1-412-317-6026 (International) or 1-855-669-9657 (Canada).
To listen live or hear a rebroadcast, please go to http://www.evolutionpetroleum.com. A replay will be available one hour after the end of the conference call through November 21, 2014 at 9:00 a.m. Eastern Time by calling 1-877-870-5176 (U.S.) or 1-858-384-5517 (Canada and International) and providing the passcode 10055122. The webcast will also be archived on the Company’s website.
Expected Tax Treatment of Dividends
Based on a November 1, 2014 effective date for the reversion of our working interest in the Delhi Field, our current projections would indicate that the majority, if not all, of our cash dividends will be treated as qualified dividend income and not as a return of capital. We will make a final determination regarding the tax treatment of dividends for the current fiscal year when we report this information to recipients on Form 1099-DIV.

About Evolution Petroleum
Evolution Petroleum Corporation develops incremental petroleum reserves and share-holder value by applying conventional and specialized technology to known oil and gas resources, onshore in the United States. Principal assets include interests in a CO2-EOR project in Louisiana's Delhi Field and a patented technology designed to extend the life and increase ultimate recoveries of depletion drive oil and gas wells. Additional information, including the Company's annual report on Form 10-K and its quarterly reports on Form 10-Q, is available on its website at www.evolutionpetroleum.com. Additional information regarding GARP® is available on the www.garplift.com website.
Cautionary Statement
All statements contained in this press release regarding potential results and future plans and objectives of the Company are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update or review any forward-looking statement, whether as a result of new information, future events, or otherwise. Factors that could cause actual results to differ materially from our expectations include, but are not limited to, those factors that are disclosed under the heading "Risk Factors" and elsewhere in our documents filed from time to time with the United States Securities and Exchange Commission and other regulatory authorities. Statements regarding our ability to complete transactions, successfully apply technology applications in the re-development of oil and gas fields, realize future production volumes, realize success in our drilling and development activity and forecasts of legal claims, prices, future revenues, income, cash flows, dividends and other statements that are not historical facts contain predictions, estimates and other forward-looking statements. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved and these statements will prove to be accurate. Many factors could cause actual results to differ materially from those included in the forward-looking statements.

# # #

- Financial Tables to Follow -

Evolution Petroleum Corporation and Subsidiaries
Consolidated Condensed Statements of Operations
(Unaudited)

	Three Months Ended September 30,
	2014	2013
Revenues
Delhi field	$3,868,602	$4,429,811
Artificial lift technology	115,856	142,091
Other properties	20,369	61,797
Total revenues	4,004,827	4,633,699
Operating costs
Production costs - artificial lift technology	197,360	163,749
Production costs - other properties	88,022	254,501
Depreciation, depletion and amortization	369,350	309,673
Accretion of discount on asset retirement obligations	4,636	12,928
General and administrative expenses *	1,504,593	1,928,951
Total operating costs	2,163,961	2,669,802
Income from operations	1,840,866	1,963,897
Other
Interest income	12,763	7,703
Interest (expense)	(18,460)	(16,513)
Net income before income taxes	1,835,169	1,955,087
Income tax provision	706,159	482,636
Net income attributable to the Company	$1,129,010	$1,472,451
Dividends on preferred stock	168,575	168,575
Net income available to common stockholders	$960,435	$1,303,876
Earnings per common share
Basic	$0.03	$0.05
Diluted	$0.03	$0.04
Weighted average number of common shares
Basic	32,682,401	28,607,320
Diluted	32,826,250	32,211,265

* General and administrative expenses for the three months ended September 30, 2014 and 2013 included non-cash stock-based compensation expense of $243,337 and $373,438, respectively.

Evolution Petroleum Corporation and Subsidiaries
Consolidated Condensed Balance Sheets
(Unaudited)

	September 30, 2014	June 30, 2014
Assets
Current assets
Cash and cash equivalents	$21,368,144	$23,940,514
Receivables
Oil and natural gas sales	1,268,122	1,456,146
Other	23,524	1,066
Deferred tax asset	159,624	159,624
Prepaid expenses and other current assets	632,706	747,453
Total current assets	23,452,120	26,304,803
Oil and natural gas property and equipment, net (full-cost method of accounting)	37,651,450	37,822,070
Other property and equipment, net	444,942	424,827
Total property and equipment	38,096,392	38,246,897
Other assets	527,341	464,052
Total assets	$62,075,853	$65,015,752
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$611,547	$441,722
State and federal income taxes payable	44,173	—
Accrued liabilities and other	874,013	2,558,004
Total current liabilities	1,529,733	2,999,726
Long term liabilities
Deferred income taxes	10,021,875	9,897,272
Asset retirement obligations	209,028	205,512
Deferred rent	31,434	35,720
Total liabilities	11,792,070	13,138,230
Commitments and contingencies (Note 12)
Stockholders’ equity
Preferred stock, par value $0.001; 5,000,000 shares authorized:8.5% Series A Cumulative Preferred Stock, 1,000,000 shares authorized, 317,319 shares issued and outstanding at September 30, 2014, and June 30, 2014 with a liquidation preference of $7,932,975 ($25.00 per share)	317	317
Common stock; par value $0.001; 100,000,000 shares authorized: issued and outstanding 32,797,743 shares and 32,615,646 as of September 30, 2014 and June 30, 2014, respectively	32,797	32,615
Additional paid-in capital	35,357,362	34,632,377
Retained earnings	14,893,307	17,212,213
Total stockholders’ equity	50,283,783	51,877,522
Total liabilities and stockholders’ equity	$62,075,853	$65,015,752

Evolution Petroleum Corporation and Subsidiaries
Consolidated Condensed Statements of Cash Flows
(Unaudited)

	Three Months Ended September 30,
	2014	2013
Cash flows from operating activities
Net income attributable to the Company	$1,129,010	$1,472,451
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	381,509	319,885
Stock-based compensation	243,337	373,438
Accretion of discount on asset retirement obligations	4,636	12,928
Settlements of asset retirement obligations	(226,008)	—
Deferred income taxes	124,603	72,395
Deferred rent	(4,286)	(4,286)
Changes in operating assets and liabilities:
Receivables from oil and natural gas sales	188,024	11,133
Receivables from income taxes and other	(22,458)	918
Due from joint interest partner	—	(14,614)
Prepaid expenses and other current assets	114,747	53,948
Accounts payable and accrued expenses	(1,345,875)	(1,146,080)
Income taxes payable	44,173	404,677
Net cash provided by operating activities	631,412	1,556,793
Cash flows from investing activities
Proceeds from asset sales	—	66,753
Capital expenditures for oil and natural gas properties	(1,136)	(594,214)
Capital expenditures for other property and equipment	(156,798)	—
Other assets	(55,046)	(1,913)
Net cash used in investing activities	(212,980)	(529,374)
Cash flows from financing activities
Cash dividends to preferred stockholders	(168,575)	(168,575)
Cash dividends to common stockholders	(3,279,341)	—
Acquisitions of treasury stock	(55,452)	(117,182)
Tax benefits related to stock-based compensation	537,282	—
Recovery of short swing profits	—	6,850
Deferred loan costs	(24,716)	—
Net cash used in financing activities	(2,990,802)	(278,907)
Net increase (decrease) in cash and cash equivalents	(2,572,370)	748,512
Cash and cash equivalents, beginning of period	23,940,514	24,928,585
Cash and cash equivalents, end of period	$21,368,144	$25,677,097

Supplemental disclosures of cash flow information:

	Three Months Ended September 30,
	2014	2013
Income taxes paid	$—	$—
Non-cash transactions:
Change in accounts payable used to acquire property and equipment	(31,806)	(136,436)
Oil and natural gas property costs incurred through recognition of asset retirement obligations	—	45,172

  Supplemental Information on Oil and Natural Gas Operations (Unaudited)

	Three Months Ended September 30,
	2014	2013	Variance	Variance %
Delhi field:
Crude oil revenues	$3,868,602	$4,429,811	$(561,209)	(12.7)%
Crude oil volumes (Bbl)	39,094	40,279	(1,185)	(2.9)%
Average price per Bbl	$98.96	$109.98	$(11.02)	(10.0)%

Artificial lift technology:
Crude oil revenues	$74,980	$101,873	$(26,893)	(26.4)%
NGL revenues	22,227	23,196	(969)	(4.2)%
Natural gas revenues	15,552	17,022	(1,470)	(8.6)%
Service revenue	$3,097	$—	3,097	—%
Total revenues	$115,856	$142,091	$(26,235)	(18.5)%

Crude oil volumes (Bbl)	772	946	(174)	(18.4)%
NGL volumes (Bbl)	744	768	(24)	(3.1)%
Natural gas volumes (Mcf)	4,439	5,889	(1,450)	(24.6)%
Equivalent volumes (BOE)	2,256	2,696	(440)	(16.3)%

Crude oil price per Bbl	$97.12	$107.69	$(10.57)	(9.8)%
NGL price per Bbl	$29.88	$30.20	(0.32)	(1.1)%
Natural gas price per Mcf	$3.50	$2.89	0.61	21.1%
Equivalent price per BOE	$49.98	$52.70	$(2.72)	(5.2)%

Artificial lift production costs (b)	$197,360	$163,749	$33,611	20.5%
Artificial lift production costs per BOE	87.48	60.74	$26.74	44.0%

Other properties:
Revenues	$20,369	$61,797	$(41,428)	(67.0)%
Equivalent volumes (BOE)	285	668	(383)	(57.3)%
Equivalent price per BOE	$71.47	$92.51	$(21.04)	(22.7)%

Production costs	$88,022	$254,501	$(166,479)	(65.4)%
Production costs per BOE	$308.85	$380.99	$(72.14)	(18.9)%

Combined:
Oil and gas DD&A (a)	$260,160	$301,752	$(41,592)	(13.8)%
Oil and gas DD&A per BOE	$6.25	$6.91	$(0.66)	(9.6)%

(a) Excludes depreciation of artificial lift technology equipment, office equipment, furniture and fixtures, and other assets of $109,190 and $7,921, for the three months ended September 30, 2014 and 2013, respectively.

(b) Includes workover costs of approximately $149,000 and $42,000, for the three months ended September 30, 2014 and 2013, respectively. Note: There were three producing wells in the period ending 2014 versus four in the period ending 2013.